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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549
                                                                 SEC FILE NUMBER
                                                                     33-66342
                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING             CUSIP NUMBER
                                                                    193292 AE 9
                                                                    193292 AH 2
(Check One):
[  ] Form 10-K  [  ] Form 20-F [  ] Form 11-K  [X] Form 10-Q  [  ] Form N-SAR

                  For Period Ended: November 2, 2002
                                    -----------------
                  [  ] Transition Report on Form 10-K
                  [  ] Transition Report on Form 20-F
                  [  ] Transition Report on Form 11-K
                  [  ] Transition Report on Form 10-Q
                  [  ] Transition Report on Form N-SAR
                  For the Transition Period Ended:
                                                   ----------------------------

  Read Instruction (on back page) Before Preparing Form. Please Print or Type.
    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                   VERIFIED ANY INFORMATION CONTAINED HEREIN.


If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
                                              ----------------------------------

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PART I - REGISTRANT INFORMATION

Cole National Group, Inc.
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Full Name of Registrant

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Former Name if Applicable

5915 Landerbrook Drive
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Address of Principal Executive Office

Mayfield Heights, Ohio 44124
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City, State and Zip Code

PART II - RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

          (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

          (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof,
  [ ] will be filed on or before the fifteen calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

          (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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PART III - NARRATIVE

         Cole National Group Inc.'s (the "Company") Quarterly Report on Form 10-Q for the fiscal period ended November 2, 2002 could not be filed within the prescribed time period because as announced in a November 26, 2002 press release, the Company's historical financial statements will be restated as a result of a change in the Company's accounting treatment for the timing of the recognition of revenues earned on the sale of optical warranties.

         The Company and its independent auditors are working towards the completion of the restatement of its financial statements beginning with its 1998 fiscal year through the second quarter of fiscal year 2002. In addition, the Company's financial statements will be reaudited by the Company's independent auditors for fiscal years 2000 and 2001. These processes will be completed as expeditiously as possible. It is anticipated that the Form 10-Q for the period ended November 2, 2002 and the Company's Annual Report on Form 10-K for the fiscal year ending February 1, 2003 should be filed within ninety days after fiscal year end and will include the restated amounts from prior years.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

          Lawrence E. Hyatt                (440                   449-4100
       -------------------------     -----------------      -------------------
                (Name)                  (Area Code)          (Telephone Number)


(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934, or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

                  [X]  YES          [  ]  NO

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                  [X]  YES          [  ]  NO

       If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                  As the process of reauditing and restating the Company's historical financial statements for the periods noted above is underway, but has not been completed for any period, a reasonable estimate of the change in results of operations from the corresponding period for the last fiscal year is not available.



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       Cole National Group Inc. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date: December 13, 2002        By:  /s/ Lawrence E. Hyatt
                                    --------------------------------------------
                                    Executive Vice President and Chief Financial
                                    Officer


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